AB 4/1

11021457

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section RECEIVED MAR 29 2011 WASH, DC 200

SEC FILE NUMBER
8- 51767

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Oien Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

432 7th Street
(No. and Street)

Manhattan Beach (City) CA (State) 90266 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Oien (310) 919-9047
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ackerman, Matthew, Fiber & Wainberg
(Name – *if individual, state last, first, middle name*)

1180 South Beverly Drive Ste 500 Los Angeles, CA 90035
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/1

OATH OR AFFIRMATION

I, Charles D. Oien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Oien Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

[signature]
Signature

President
Title

See attachment
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California
County of LA

On 2/3/11 (Date) before me, Sandra Ferrer Notary Public (Here Insert Name and Title of the Officer),

personally appeared Charles D. Oien (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

SANDRA FERRER
Commission # 1784561
Notary Public - California
Los Angeles County
My Comm. Expires Dec 11, 2011

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature Sandra Ferrer
Signature of Notary Public

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: ______ Number of Pages: 2

Signer(s) Other Than Named Above: ______

Capacity(ies) Claimed by Signer(s)

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: ______
- ☐ Corporate Officer — Title(s): ______
- ☐ Individual
- ☐ Partner — ☐ Limited ☐ General
- ☐ Attorney in Fact
- ☐ Trustee
- ☐ Guardian or Conservator
- ☐ Other: ______

Signer Is Representing: ______

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Oien Securities, Inc.

Financial Statements

December 31, 2010

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Oien Securities, Inc.
432 7th Street
Manhattan Beach, CA 90266

We have audited the accompanying statement of financial condition of Oien Securities, Inc. as of December 31, 2010 and the related statements of income, cash flows and changes in stockholder's equity for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, subject to note 1 regarding the ceasation of activities the financial statements referred to above present fairly in all material respects, the financial position of Oien Securities, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also examined the supplementary schedules 1 through 3 and in our opinion, they present fairly the information included therein in conformity with rules of the Securities and Exchange Commission.

Ackerman, Matthew, Fiber & Wainberg

March 21, 2011

OIEN SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CURRENT ASSETS		
Cash and Equivalents	$ 126,682	
Prepaid Expenses	7,277	
Total Current Assets		$ 133,959
FIXED ASSETS		
Automobile	66,777	
Less: Accumulated Depreciation	(27,045)	
Total Fixed Assets		39,732
Total Assets		$ 173,691

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts Payable		$ 1,584
STOCKHOLDER'S EQUITY		
Common Stock, No Par Value, Authorized 10,000 shares, Issued and Outstanding 1,000 shares	$ 10,000	
Retained Earnings	162,107	
Total Stockholder's Equity		172,107
Total Liabilities and Stockholder's Equity		$ 173,691

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF INCOME AND EXPENSE
FOR THE YEAR ENDED December 31, 2010

REVENUES		
Brokerage Revenues		$ 965,288
Dividend and Interest Income		85,657
TOTAL REVENUES		$1,050,945
EXPENSES		
Salaries	$356,994	
Broker Clearance Costs	251,417	
Quotation Expenses	112,898	
Rent and Utilities	53,615	
Entertainment	24,474	
Payroll Taxes	18,629	
Floor Brokerage	17,606	
Insurance	17,268	
Travel and Auto	15,024	
Office Expense	14,608	
Professional and Advisory Fees	12,732	
Depreciation	12,328	
Telephone	8,773	
Regulatory Fees	4,851	
Charitable Contributions	1,000	
Total Expenses		922,217
Income Before Provision for Income Taxes		128,728
Provision for Franchise Tax		2,257
Net Income		$ 126,471

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED December 31, 2010

	Common Stock	Paid in Capital	Retained Earnings	Total Stockholder's Equity
Balance - Beginning of Year	$10,000	$540,793	$ 635,755	$ 1,186,548
Net Income for the Year Ended December 31, 2010			126,471	126,471
Dividends Paid and Capital withdrawal		(540,793)	(600,119)	(1,140,912)
Balance - End of Year	$10,000	$ -0-	$ 162,107	$ 172,107

(SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS)

OIEN SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED December 31, 2010
INCREASE (DECREASE) IN CASH

CASH FLOW FROM OPERATING ACTIVITIES	
Net Income	$ 126,471
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES:	
Items Not Requiring Cash	
Depreciation	12,328
NET CHANGES IN ASSETS AND LIABILITIES	
Decrease in Due From Clearing Brokers	61,473
Decrease in Deposits with Clearing Brokers	55,587
Decrease in Estimated Franchise Tax	2,257
Decrease in Prepaid Expenses	1,064
Decrease in Security Deposit	1,210
Decrease in Accrued Interest Receivable	17,528
Decrease in Accounts Payable and Accrued Expenses	(29,278)
	248,640
NET CASH PROVIDED BY OPERATING ACTIVITIES	
FINANCING ACTIVITIES - Dividends Paid to Shareholder	(137,308)
Net Increase in Cash and Cash Equivalent	111,332
Balance, January 1, 2010	15,350
Balance, December 31, 2010	$ 126,682

Supplemental Information:

Franchise Taxes Paid	-0-
Interest Expense	$ 1,010

(SEE ACCOMPANYING NOTES TO THE FINANCIAL STATEMENT)

OIEN SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2010

1. **TERMINATION OF OPERATIONS**

In November, 2010 the president notified FINRA that the company was temporarily ceasing all broker dealer activities but was going to maintain an active broker dealer license. It would not engage in any business activities without prior approval from FINRA. The office of the company was closed before the end of the year.

FINRA was also informed that the company was terminating its clearing agreement with its clearing broker Goldman Sachs and all securities in that account would be withdrawn from the company. The clearing account was closed before the end of the year.

On January 7, 2011 the president notified FINRA that he was relinquishing the broker dealer license.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

A summary of the Company's significant accounting policies consistently applied in the preparation of the accompanying financial statement follows:

BUSINESS ACTIVITY

The Company was a FINRA licensed broker-dealer in 2010 see note 1 above. Its customers were all financial institutions and all trades were done on a riskless principal or agency basis. All securities transactions and related brokerage and clearing costs were recorded on a trade date basis.

The Company acted as an introducing broker-dealer, whereby all security transactions were cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer received and disbursed all funds and maintained all customer records on behalf of the Company. The clearing broker remitted the commissions net of its brokerage and clearing fees to the company.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PROPERTY AND EQUIPMENT

Equipment and furniture is stated at cost. The Company provides for depreciation over the useful life of three to five years, using both accelerated and straight line method of depreciation. The fixed assets were abandoned before the end of the year.

INCOME TAXES
The Company has elected to be taxed under the provision of Subchapter S of the Internal Revenue Code and the corresponding provisions of the California Revenue and Taxation code. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income. For California purposes, the Company pays a franchise tax at the rate of 1.5% of its taxable income. The shareholder is liable for individual federal and California income taxes on his share of the Company's taxable income respectively.

3. **DEPOSIT WITH CLEARING BROKER**
The company was required to maintain a deposit with it's clearing broker.

The deposit held by the clearing broker consisted of cash, cash equivalents and both municipal and corporate bonds.

The deposit account was closed and all cash and securities were distributed to the shareholder.

4. **NET CAPITAL REQUIREMENT**
The company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2010 the Company had net capital of $125,098 which was $25,098 in excess of its required net capital of $100,000. Its ratio for aggregate indebtedness to net capital was .01 to 1.

OIEN SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
December 31, 2010

Supplementary Schedule 1

	Audited	Unaudited	Difference
Total Ownership Equity	$ 172,107	$ 195,774	$ (23,667)
Non-Allowable Assets and Deductions	47,009	69,092	(22,083)
Haircuts	-0-	-0-	-0-
Net Capital	125,098	126,682	(1,584)
Required Net Capital	100,000	100,000	0
Excess Net Capital	$ 25,098	$ 26,682	$ (1,584)
Aggregate Indebtedness	$ 1,584	$ -0-	$ (1,584)
Percent of Aggregate Indebtedness to Net Capital	1.27%	-0	

Principal differences in the net capital computations are due to accruals and adjustments made during the examination.

OIEN SECURITIES, INC.
DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2010

Supplementary Schedule 2

The company informed FINRA in November, 2010 that it was temporarily ceasing its operations and terminating its agreement with its clearing broker.

The company had operated on a fully disclosed basis with Goldman, Sachs.

Goldman, Sachs confirmed directly to customers and was responsible for carrying and clearing securities transactions.

The above procedures exempted the Company from the reserve requirements under Rule 15c3-3(k)(2)(ii) for the period it was an active broker dealer.

OIEN SECURITIES, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3(k)(2)(ii)
December 31, 2010

Supplementary Schedule 3

The company informed FINRA in November, 2010 that it was temporarily ceasing its operations and terminating its agreement with its clearing broker.

The Company operated on a fully disclosed basis and promptly forwarded any and all securities received to the clearing broker, Goldman Sachs thereby exempting Oien Securities, Inc. from Rule 15c3-3(k)(2)(ii) as it relates to possession and control requirements.

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

March 21, 2011

To the Board of Directors
Oien Securities Inc.
432 7th Street
Manhattan Beach, CA 90266

In planning and performing our audit of the financial statements of Oien Securities Inc. for the year ended December 31, 2010 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Oien Securities Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company did not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Ackerman, Matthew, Fiber & Wainberg

ACKERMAN, MATTHEW, FIBER & WAINBERG

ACKERMAN, MATTHEW, FIBER & WAINBERG
CERTIFIED PUBLIC ACCOUNTANTS
1180 SOUTH BEVERLY DRIVE, SUITE 500
LOS ANGELES, CALIFORNIA 90035
(310) 553-0052
FAX (310) 553-5806

SEYMOUR S. MATTHEW, C. P. A.
LAWRENCE I. FIBER, C. P. A.
LAWRENCE N. WAINBERG, C. P. A.

IRVING ACKERMAN, C. P. A. (RETIRED)

MEMBERS
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
CALIFORNIA SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
Oien Securities, Inc.
432 7th Street
Manhattan Beach, CA 90266

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Oien Securities, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Oien Securities, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC- 7T). Oien Securities, Inc.'s management is responsible for the Oien Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted is accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC7T with respective cash disbursement records entries noting no differences.

2. Compared the amount reported on the audited From X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in From SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ackerman Matthew Fiber + Wainberg

March 21, 2011